Mr. Kevin J. Kuhar Accounting Branch Chief Office of Electronics and Machinery Division of Corporate Finance US Securities and Exchange Commission 100 F. Street, N.E. Washington D.C. 20549	September 30, 2016

Re:        Medifocus, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2016

Filed June 10, 2016

File No. 0-55169

Dear Mr. Kuhar,

This letter sets forth the response of Medifocus, Inc. (the “Company”) to the comment letter, dated September 9, 2016 (the “Comment Letter”), of the staff of the Division of Corporate Finance (the “Staff”) relating to the company’s Form 20-F filed with the Security and Exchange Commission (the “Commission”) on June 10, 2016 (the “Form 20-F”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Form 20-F. Capitalized terms used but not otherwise defined shall have the meanings ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2016

Item 15. Controls and Procedures

A. Disclosures and Controls and Procedures, Page 69

1.         Please amend this filing to revise your conclusions as to the effectiveness of your disclosure controls and procedures to state, if true, that in addition to your Chief Executive Officer, your Chief Financial Officer also evaluated and concluded on the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report. Refer to Item 15(a) in Form 20-F.

Response:

As requested, we have filed an amended Form 20-F. Our Chief Financial Officer was involved with the evaluation of our disclosure controls, together with our Chief Executive Officer. We have amended our filing to state that our Chief Financial Officer also evaluated and concluded on the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.

Medifocus, Inc. 10240 Old Columbia Road, Suite G, Columbia, MD 21046

Telephone: 410-290-5734     Fax: 410-290-7255

B. Managements Annual Report on Internal Control Over Financial Reporting, Page 70

2.         You disclose that you did not include management’s report on internal control over financial reporting due to the transition period established for newly public companies. However we note that you required to and filed a Form 20-F for the year ended March 31, 2015 and, as explained in Instruction 1 to Item 15 of Form 20-F, you no longer qualify for the accommodation. Please perform the required assessment and amend the filing to include management’s report on internal control over financial reporting as of March 31, 2016 as required by Item 15(b) of Form 20-F.

Response:

We have amended the filing and included management’s report on internal control over financial reporting as of March 31, 2016. A copy of the Amendment No1. to the Annual Report on Form 20-F has been filed with the Commission and is available on www.sec.gov.

3.         We see that your management concluded that as of March 31, 2016 your disclosure controls and procedures were effective. Please note that the definition of disclosure and controls and procedures provided in Rule 13a-15(e) and 15(d)-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed Compliance and Disclosure Interpretation 115.02 which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Accordingly, please consider whether managements failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure, as appropriate, in your amended Form 20-F.

Response:

In response to the Staff’s comment, we note that the failure to file a report on Internal Control was an administrative error which does not, in our opinion, render the annual report materially deficient. Management performed the required evaluation and we stated that in paragraph 15A and 15D. These statements clearly indicate that the evaluation was timely and performed appropriately and, as such, we submit that the exclusion of the report would not cause the report to be materially deficient or render the filing as non-timely.

Sincerely,

/s/Mirsad Jakubovic

Mirsad Jakubovic

Chief Financial Officer

Medifocus, Inc. 10240 Old Columbia Road, Suite G, Columbia, MD 21046

Telephone: 410-290-5734     Fax: 410-290-7255